AB 3/27/06

SECUR 06009045 IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 01 2006

SEC FILE NUMBER
8- 066663

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CNP Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1851 East First Street Suite 900
(No and Street)

Santa Ana (City) California (State) 92705 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carol Van Rensselaer 714.619.9371
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9010 Corbin Avenue Suite 7 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 14 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carol Van Rensselaer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CNP Securities, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Orange
Subscribed and sworn (or affirmed) to before me this 9th day of Feb., 2006

Karen D. Smith
Notary Public

Carol Van Rensselaer
Signature

President
Title

KAREN D. SMITH
Commission # 1624601
Notary Public - California
Orange County
My Comm. Expires Nov 25, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of Orange } ss.

On Feb. 9, 2006 (Date) before me, Karen Smith (Name and Title of Officer (e.g., "Jane Doe, Notary Public")),

personally appeared Carol Van Rensselaer (Name(s) of Signer(s)),

☑ personally known to me
☐ proved to me on the basis of satisfactory evidence

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

KAREN D. SMITH
Commission # 1624601
Notary Public - California
Orange County
My Comm. Expires Nov 25, 2009

WITNESS my hand and official seal.

Karen D. Smith
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Audited Report

Document Date: Feb. 9, 2006 Number of Pages: 2

Signer(s) Other Than Named Above: none

Capacity(ies) Claimed by Signer

Signer's Name: Carol Van Rensselaer

☐ Individual
☑ Corporate Officer — Title(s): President
☐ Partner — ☐ Limited ☐ General
☐ Attorney-in-Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other:

Signer Is Representing: CNP Securities, Inc.

RIGHT THUMBPRINT OF SIGNER
Top of thumb here



BREARD & ASSOCIATES, INC.

Certified Public Accountants

Independent Auditor's Report

Board of Directors
CNP Securities, Inc.

We have audited the accompanying statement of financial condition of CNP Securities, Inc. as of December 31, 2005 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNP Securities, Inc. as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III is presented for purposes of additional analysis and are not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 9, 2006

We Focus & Care[SM]

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

CNP Securities, Inc.
Statement of Financial Condition
December 31, 2005

Assets

Cash	$	99,661
Furniture and equipment, net		36,817
Other assets		2,899
Organization costs, net		1,000
Total assets	$	140,377

Liabilities & Stockholder's Equity

Liabilities		
Accounts payable	$	12,000
Income taxes payable		24,084
Total liabilities		36,084
Stockholder's equity		
Common stock, no par value, 10,000,000 shares authorized, 5.1 million shares issued and outstanding		35,000
Additional paid-in capital		17,300
Retained earnings		51,993
Total stockholder's equity		104,293
Total liabilities & stockholder's equity	$	140,377

The accompanying notes are an integral part of these financial statements.

CNP Securities, Inc.
Statement of Income
For the Year Ended December 31, 2005

Revenues	
Management fees	$ 1,048,001
Interest & dividends	647
Total revenues	1,048,648
Expenses	
Employee leasing compensation and benefits	40,000
Commissions	809,389
Professional fees	39,757
Occupancy and equipment rental	12,068
Other operating expenses	61,120
Total expenses	962,334
Income (loss) before income taxes	86,314
Income tax provision	24,884
Net income (loss)	$ 61,430

The accompanying notes are an integral part of these financial statements.

CNP Securities, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2005

	Common Stock	Additional Paid - In Capital	Retained Earnings (Accumulated Deficit)	Total
Balance at December 31, 2004	$ 35,000	$ –	$ (9,437)	$ 25,563
Additional investment	–	17,300	–	17,300
Net income (loss)	–	–	61,430	61,430
Balance at December 31, 2005	$ 35,000	$ 17,300	$ 51,993	$ 104,293

The accompanying notes are an integral part of these financial statements.

CNP Securities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2005

Cash flows from operating activities:		
Net income (loss)		$ 61,430
Adjustments to reconcile to net income (loss) to net cash provided by (used in) operating activities		
Depreciation	$ 1,337	
Amortization	300	
(Increase) decrease in:		
Other assets	(1,899)	
(Decrease) increase in:		
Accounts payable	12,000	
Income taxes payable	24,084	
Total adjustments		35,822
Net cash provided by (used in) operating activities		97,252
Cash flows from investing activities:		
Purchase of furniture and equipment	(38,154)	
Net cash provided by (used in) investing activities		(38,154)
Cash flows from financing activities:		
Proceeds from additional investment	15,000	
Net cash provided by (used in) financing activities		15,000
Net increase (decrease) in cash and cash equivalents		74,098
Cash at beginning of year		25,563
Cash at end of year		$ 99,661
Supplemental disclosure of cash flow information:		
Income taxes paid	$ 800	
Interest	$ –	

Non cash financing activities:

During the year ended December 31, 2005, the Company converted a $2,300 loan from its stockholder into additional paid-in capital.

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

CNP Securities, Inc.(the "Company") was incorporated on May 4, 2004 in the State of California. The Company is a member of the National Association of Securities Dealers ("NASD") and the Securities Investor Protection Corporation ("SIPC"). The Company specializes in wholesale marketing of private placement memorandums (PPMs) to the Broker/Dealer community. In addition, the Company is engaged in Direct Participation Programs (DPMs) and unsolicited private sales to persons known by licensed representatives at the Company.

The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another Broker/Dealer. The Company does not hold customer funds and/or securities.

Summary of Significant Accounting Principles

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Management fees and advisory income are recognized when earned.

For the year ended December 31, 2005, two customers accounted for 100% of total revenue.

Furniture and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture and equipment are depreciated over their estimated useful life of five (5) to seven (7) years by the straight-line method.

Organizational costs are being amortized on a straight-line basis over 60 months.

Rent expense for the year was $12,068. The Company is on a month to month lease agreement.

Note 2: FURNITURE AND EQUIPMENT, NET

Furniture and equipment net, as of December 31, 2005, consisted of the following:

		Life in years	Method
Office equipment	$ 21,562	5	Straight-line
Furniture and fixtures	16,592	7	Straight-line
Subtotal	38,154		
Less accumulated depreciation	(1,337)		
	$ 36,817		

Depreciation expense for the year ended December 31, 2005 is $1,337.

Note 3: ORGANIZATION COSTS, NET

Organization costs at December 31, 2005 are carried at cost

		Amortization Periods
Organization costs	$ 1,500	5 years
Less accumulated amortization	(500)	
Organization costs, net	$ 1,000	

Amortization expense for the year ended December 31, 2005 was $300.

Note 4: INCOME TAXES

For the year ended December 31, 2005, the Company recorded the following tax provision.

Current Federal Taxes	$ 17,325
Current State Taxes	7,559
Total income tax provision	$ 24,884

Note 5: RELATED PARTY TRANSACTIONS

The sole stockholder in the Company is also the sole stockholder in a related entity, Financial Marketing Corporation ("FMC"). The Company has an employee leasing agreement with the related entity. For the year ended December 31, 2005, $40,000 of employee costs were recognized from the related entity. Also, the Company purchased $32,986 in office equipment and furniture from FMC.

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("FAS 123R"), which requires the measurement and recognition of compensation expense for all stock-based compensation payments including grants of employee stock options. Stock options are a valuable and important tool used by many companies as a means to motivate employees and promote business growth. This statement eliminates the ability to account for such share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, "Accounting for Stock Issued to Employees," and requires that such transactions be reflected in the financial statements based upon the estimated fair value of the awards. In addition, there are a number of other requirements under the new standard that will result in differing accounting treatment than currently required. These differences include, but are not limited to, the accounting treatment for the tax benefit on employee stock options and for stock issued under an employee stock purchase plan. FASB 123R becomes effective for all reports issued after June 15, 2005. Adoption of the new standard has not had a material effect upon the financial statements of the company.

Note 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2005, the Company had net capital of $63,577, which was $58,577 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($36,084) to net capital was 0.57 to 1, which is less than the 8 to 1 maximum ratio allowed for a first year broker/dealer.

Note 8: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $24,084 difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 87,661
Adjustments:		
Retained earnings	$ (24,084)	
Total adjustments		(24,084)
Net capital per audited statements		$ 63,577

CNP Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2005

Computation of net capital

Stockholder's equity		
Common stock	$ 35,000	
Additional paid-in capital	17,300	
Retained earnings	51,993	
Total stockholder's equity		$ 104,293
Less: Non-allowable assets		
Furniture and equipment, net	(36,817)	
Organization costs, net	(1,000)	
Other assets	(2,899)	
Net adjustments to stockholder's equity		(40,716)
Net Capital		63,577

Computation of net capital requirements

Minimum net capital requirements		
12 1/2 percent of net aggregate indebtedness	$ 4,511	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 58,577
Ratio of aggregate indebtedness to net capital	0.57:1	

There was a $24,084 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2005. See Note 8.

See independent auditor's report.

CNP Securities, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2005

A computation of reserve requirements is not applicable to CNP Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

CNP Securities, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of December 31, 2005

Information relating to possession or control requirements is not applicable to CNP Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

CNP Securities, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2005

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
CNP Securities, Inc.

In planning and performing our audit of the financial statements and supplement schedules of CNP Securities, Inc. for the year ended December 31, 2005, we considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by CNP Securities, Inc. including tests of such practices and procedures that we considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care SM

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we considered to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 9, 2006